EMPIRE GLOBAL GAMING, INC.

555 Woodside Avenue

Bellport, NY 11713

November 22, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attention: Stephany Yang, Claire Erlanger

Re:	Empire Global Gaming, Inc.
Form 10-Q filed October 15, 2022
File No. 000-54908

Dear Ms. Yang & Ms. Erlanger:

We submit the following written statement in response to the letter dated October 13, 2022 (the “Comment Letter”) from the Division of Corporation Finance, Office of Manufacturing of the United States Securities and Exchange Commission (the “Commission”), with respect to the delinquency of the filing of the quarterly report on Form 10-Q for the quarter ended June 30, 2022 for Empire Global Gaming, Inc. (the “Company”):

Set forth below are the comments contained in the Comment Letter followed by our response thereto.

Comment Letter, page 2

1.	We note that your company is currently delinquent with respect to its reporting obligations under the Securities Exchange Act of 1934. In this regard, please file your quarterly report on Form 10-Q for the quarter ended June 30, 2022 as soon as possible.

Response: The Company has filed its quarterly report on Form 10-Q for the quarter ended June 30, 2022 on October 14, 2022

The Company acknowledges that:

-	it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any further information regarding the response contained in this letter, please feel free to contact me via email at marmandi@empireglobalgaming.com or via telephone at (877) 643-3200.

Empire Global Gaming, Inc.

By:	/s/ Michael Armandi
Name: Michael Armandi
Title: Chief Executive Officer